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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              TB WOOD'S CORPORATION
          (Name of Subject Company and Filing Person)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)

                                JOSEPH C. HORVATH
                              TB WOOD'S CORPORATION
                             440 NORTH FIFTH AVENUE
                             CHAMBERSBURG, PA 17201
                                 (717) 264-7161

                                    COPY TO:
                                DAVID E. SCHULMAN
                                   DECHERT LLP
                                2 SERJEANTS' INN
                                 LONDON EC4Y 1LT
                                 UNITED KINGDOM
                               +44 (0)20 7583 5353
            (Name, address and telephone number of person authorized
         to receive notices and communications on behalf of the Offeror)

                            CALCULATION OF FILING FEE


                     TRANSACTION VALUATION*                                     AMOUNT OF FILING FEE**
------------------------------------------------------------------  ------------------------------------------------
                          $5,625,000.00                                               $662.10


  * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 750,000 shares of common stock at the maximum tender offer price of $7.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the aggregate amount of the cash offered by TB Wood's Corporation

|_| Check the box if any part of the filing fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:                               Filing Party:
       Form or Registration No.:                             Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

|_| Third-party tender offer subject to Rule 14d-1.

|X| issuer tender offer subject to Rule 13e-4.

|_| going-private transaction subject to Rule 13e-3.

|_| amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

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                                  INTRODUCTION

      This Tender Offer Statement on Schedule TO relates to the offer by TB Wood's Corporation, a Delaware corporation ("TB Wood's" or the "Company"), to purchase up to 750,000 shares of its common stock, par value $0.01 per share (the "common stock"), at a price not greater than $7.50 nor less than $5.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 9, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A) and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e6-4(c)(2) of the Securities Exchange Act of 1934.

ITEM 1.   SUMMARY TERM SHEET.
      The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.   SUBJECT COMPANY INFORMATION.
      The name of the issuer is TB Wood's Corporation, a Delaware corporation (the "Company"), and the address of its principal executive office is 440 North Fifth Avenue, Chambersburg, PA 17201. The Company's telephone number is (717) 264-7161.
      This Tender Offer Statement on Schedule TO relates to the offer by the Company to purchase shares of its common stock, $0.01 par value per share. The Company is offering to purchase up to 750,000 shares of common stock, or such lesser number of shares as are properly tendered and not properly withdrawn, at a price not greater than $7.50 nor less than $5.00 per share, net to the seller in cash, without interest. The Company's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the offer.
      The information set forth in the Offer to Purchase under "Summary Term Sheet," "Introduction," Section 1 ("Number of Shares; Proration") and Section 8 ("Price Range of the Shares") is incorporated herein by reference.

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON.
      The Company is also the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 4.   TERMS OF THE TRANSACTION.
      The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

    o "Summary Term Sheet";

    o "Introduction";

    o Section 1 ("Number of Shares; Proration");

    o Section 3 ("Procedures for Tendering Shares");

    o Section 4 ("Withdrawal Rights");

    o Section 5 ("Purchase of Shares and Payment of Purchase Price");

    o Section 6 ("Conditional Tender of Shares");

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    o Section 7 ("Conditions of the Tender Offer");

    o Section 8 ("Price Range of the Shares");

    o Section 9 ("Source and Amount of Funds");

    o Section 13 ("Legal Matters; Regulatory Approvals");

    o Section 14 ("United States Federal Income Tax Consequences"); and

    o Section 15 ("Extension of the Tender Offer; Termination; Amendment").

      The Company's directors and executive officers have advised the Company that they do not intend to tender any of their shares of common stock in this offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
      The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
      The information set forth in the Offer to Purchase under Section 2 ("Purpose of the Tender Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
      The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
      The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 9. PERSONS/ ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
      The information under Section 16 ("Fees and Expenses") and Section 17 ("Miscellaneous") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.
      The information set forth in Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and in the Offer to Purchase under Section 10 ("Certain Information Concerning TB Wood's") is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.
      The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 9 ("Source and Amount of Funds") and Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

ITEM 12. EXHIBITS.
        (a)(1)(A)*     Offer to Purchase dated August 9, 2005.
        (a)(1)(B)*     Letter of Transmittal.
        (a)(1)(C)*     Notice of Guaranteed Delivery.
        (a)(1)(D)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 9, 2005.
        (a)(1)(E)* Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 9, 2005.
        (a)(1)(F)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
        (a)(1)(G)*     Press Release, dated August 9, 2005.
        (a)(1)(H) Press Release, dated August 1, 2005, incorporated by reference to the Company's Statement on Schedule TO filed on August 1, 2005.
        (a)(1)(I)*     Letter to Shareholders from the Chief Executive
                       Officer of the Company, dated August 9, 2005.
        (a)(1)(J)* Letter to Participants in the TB Wood's Corporation 401(k) Plan dated August 9, 2005.
            (a)(2)     Not Applicable.
            (a)(3)     Not Applicable.
            (a)(4)     Not Applicable.
            (a)(5)     Not Applicable.
            (b)(1) Loan and Security Agreement, dated January 7, 2005, by and among Manufacturers and Traders Trust Company (Collateral and Funding Agent), PNC Bank, National Association (Administrative Agent), TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc. (Borrowers), and TB Wood's Corporation and T.B. Wood's Canada, Ltd (Guarantors), incorporated by reference from Exhibit 10.31 to TB Wood's Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
           (b)(2)* First Amendment to Loan and Security Agreement, dated July 29, 2005, by and among Manufacturers and Traders Trust Company (Collateral and Funding Agent), PNC
                       Bank, National Association (Administrative Agent), TB Wood's Incorporated, Plant Engineering Consultants, LLC, and TB Wood's Enterprises, Inc. (Borrowers), and TB Wood's Corporation and T.B. Wood's Canada, Ltd (Guarantors)
            (d)(1) TB Wood's Corporation 1996 Stock-Based Incentive Compensation Plan (the "1996 Plan") (incorporated by reference to Form S-1 of the company originally filed September 1, 1995, Exhibit 10.39).
            (d)(2) TB Wood's Employee Stock Purchase Plan, dated March 1, 1997 (incorporated by reference to Form 10-K for fiscal year 1996, Exhibit 10.45).
            (d)(3) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated June 17, 1997 and between TB Wood's Corporation and Robert J. Dole dated July 29, 1997 (incorporated by reference to Form 10-K for fiscal year 1997, Exhibit 10.48).

            (d)(4) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 29, 1998 (incorporated by reference to Form 10-K for fiscal year 1997, Exhibit 10.49).
            (d)(5) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K for fiscal year 1998, Exhibit 10.18).
            (d)(6) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr., and other key employees dated January 26, 1999 (incorporated by reference to Form 10-K for fiscal year 1998, Exhibit 10.19).
            (d)(7) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 1999, Exhibit 10.20).
            (d)(8) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated February 8, 2000 (incorporated by reference to Form 10-K for fiscal year 1999, Exhibit 10.21).
            (d)(9) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit 10.22).
           (d)(10) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Carl
                       R. Christenson, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 25, 2001 (incorporated by reference to Form 10-K for fiscal year 2000, Exhibit 10.23).

           (d)(11) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K for fiscal year 2001, Exhibit 10.58)
           (d)(12) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2002. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.59)
           (d)(13) TB Wood's Corporation 1996 Stock Based Incentive Compensation Plan as amended. (Incorporated by reference to Form 10-K, for fiscal year 2001, Exhibit 10.60)
           (d)(14) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.62)
           (d)(15) Form of the Non-Qualified Stock Option agreements issued under the 1996 Plan between TB Wood's Corporation and Thomas C. Foley, Michael L. Hurt, Preben H. Petersen, Thomas F. Tatarczuch, Michael H. Iversen, Willard C. Macfarland, Jr. and other key employees dated January 31, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.63)
           (d)(16) Employment Agreement between Joseph C. Horvath and TB Wood's Incorporated dated November 14, 2003. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.66)

           (d)(17) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.67)
           (d)(18) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and Preben H. Petersen, Willard C. Macfarland, Jr., Joseph C. Horvath, Michael H. Iversen, and Harold L. Coder III and other key employees dated February 5, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2002, Exhibit 10.68)
           (d)(19) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.26)
           (d)(20) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and William T. Fejes, Jr., and Thomas C. Foley dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.27)
           (d)(21) Employment agreement between William T. Fejes, Jr., and TB Wood's Incorporated dated April 27, 2004. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.28)
           (d)(22) Employment Agreement between Thomas C. Foley and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K dated August 25, 2004, Exhibit 10.1)
           (d)(23) Employment Agreement between James R. Swenson and TB Wood's Corporation dated August 19, 2004. (Incorporated by reference to Form 8-K, dated August 25, 2004,
                       Exhibit 10.2)
           (d)(24) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.32)
           (d)(25) Form of the Non-Qualified Stock Option Agreements issued under the 1996 Plan between TB Wood's Corporation and James R. Swenson, William T. Fejes, Jr., Thomas C. Foley, Joseph C. Horvath, and Harold L. Coder III, and other key employees dated February 11, 2005. (Incorporated by reference to Form 10-K, for fiscal year 2004, Exhibit 10.33)
               (g)     Not Applicable.
               (h)     Not Applicable.


*  Filed herewith.